Management’s Discussion and for Quarter Ended March Analysis 31, 2011

I.	INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared by management to enable a reader to assess material changes in financial condition and results of operations for the quarter ended March 31, 2011. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010, prepared in accordance with Financial Reporting Standards (“IFRS”), and the unaudited condensed consolidated interim financial statements of the Company for the quarter ended March 31, 2011 (prepared in accordance IAS 34 Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the condensed consolidated interim financial statements. This discussion covers the first quarter of 2011 and the subsequent period up to the date of this MD&A. All dollar amounts are stated in United States dollars unless otherwise indicated.

II.	BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009 under the laws of the Province of British Columbia and is focused on the exploration and developmeent of resource properties in the Americas for the mining of precious metals.

Tahoe’s principal objective is to develop the Escobal project, a pre-development silver project located in southeastern Guatemala, demonstrating high-grade silver, gold, lead, and zinc mineralization (the “Escobal Project”). Tahoe is continuing ongoing exploration drilling programs, detailed metallurgical investigations, and engineering design work to support permitting and development of the Escobal Project. Work to establish two underground portals has begun and exploration decline excavations will commence in the second quarter. In addition, the Company is reviewing exploration results and conducting engineering studies to determine the potential to increase the throughput of the proposed mine and process plant design above the 3,500 tonne per day capacity currently envisioned. Developing the Escobal Project into a profitable silver mining operation will depend upon Tahoe’s ability to define economically recoverable mineral reserves, to permit operations and to advance the project to production. The Company also engages in activities to review prospective mineral property acquisitions. The Company currently does not have any commercial operations or revenue. Tahoe expects that its current assets are sufficient to finance the Escobal Project.

III.	HIGHLIGHTS OF 2011

Business

As at March 31, 2011, Tahoe had outstanding a total of 143,007,4422 common shares, 2,892,500 options to purchase common shares, 1,462,000 deferred share awards and 614,075 underwriters' warrants to purchase common shares. As at March 31, 2011, Tahoe had a total of 147,975,997 common shares issued and outstanding on a fully diluted basis.

On April 1, 2011, the Board of Directors approved an Amended Shareholder Rights Plan and ISS Proxy Advisory Services issued its recommenddation to shareholders that they approve the Plan. The Company will seek ratification of the Plan by shareholders at the Annual General Meeting on May 2, 2011.

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Management’s Discussion and for Quarter Ended March Analysis 31, 2011

Operational

On February 15, 2011, the environmental agency responsiblle for permitting mining activities in Guatemala (“Ministry of Environment” or “MARN”) reviewed and approved the Company’s Environmental Impact Assessment for the Escobal Project underground exploration program. Mobilization for underground exploration activities commenced in late February.

Step out drilling has successfully extended known mineralizzation in the Escobal vein to the east and west. Regional exploration work continues in other zones including Morales, San Nicolas and Varejones.

All of the surface rights needed to support the development of the Escobal Project have been acquired.

IV.	EXPLORATION AND OPERATIONS

	A.	Exploration

All of the known Mineral Resources for the Escobal Project are located on the Oasis license, one of three exploration licenses which comprise the Escobal Project. The Escobal Project Mineral Resource occurs in a mineralized zone within the Oasis license that is referred to as the “Escobal vein”. Exploration to date has defined the Escobal vein through drill core analyses from drilling campaigns carried out between 2007 and 2010. As at March 31, 2011, a total of 253 exploration holes had been drilled for an aggregate of 74,070 metres. In addition, 27 drill holes totaling approximately 5,680 metres had been completed for the purpose of collecting metallurgical test samples.

In 2011, ongoing exploration is designed to meet four objectives: further defining the Escobal vein extensions through surface drilling; using the underground exploration decline to build drilling platforms for resource definittion drilling and deep extensional drilling; upgrading twelve other veins in the district to driill-ready status; and drill testing the top three targets defined by the regional exploration program.

Three to five drills operated through the quarter. Two additional drills are expected to be added to the project by May 2011.

Drilling continues to test the upside potential at Escobal while regional work attempts to develop new target areas. Exploration drilling commenced at Escobal in mid-February following several months of drilling dedicated to metallurgical, geotechnical and hydrologic tests required for the Environmental Impact Study (“EIS” or “EIA”) which will support the Company’s application for an exploitation liceense. During the quarter, a total of thirteen exploration holes for 5,828 meters were drilled. These were drilled along the east and west extensions of the Escobal vein; along the secondary Margarito and Beto veins proximal to Escobal; and at the Morales regional project seven kilometers north of Escobal. Drill results obtained in both the east and west extensions of the Escobal vein are expected to expand the Escobal resource over time. The Company also commenced first-pass drilling of secondary veins surrounding Escobal and encountered posssible economic intercepts in the Beto vein south of the Central Escobal zone and wide zones of possible economic mineralization at the Margarito vein, north of the west Escobal zone.

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Management’s Discussion and for Quarter Ended March Analysis 31, 2011

Regional drilling continued at the Morales project, the site of a historic silver-copper mine with alteration, disseminated sulfides and hydrothermal breccia encountered in the mine workings. Meanwhile, reconnaissance investigations continnue to define prospective areas throughout the district that justify filing for additional exploration concessions which could result in possible future drilling.

B.	Operations

In the first quarter of 2011, Tahoe primarily focused on (1) purchasing land where surface facilities and infrastructure will be constructed, (2) applying for new licenses and securing necessary permits, and 3) commencing underground mine development.

	(1)	Land Acquisition

Although the Company may purchase additional land in the future to form a perimeter around the plant site and tailings area, all surface rights necessary for the construction of the project have been acquired. During the quarter, additional lands were purchased for a total of $1.6 million.

	(2)	Licensing and Permitting

		a.	Licenses

The Escobal Project was originally comprised of three exploration licenses covering approximately 129 km2 (129,000 hectares) called the Oasis, Lucero, and Andres licenses which were granted to Goldcorp Inc. on March 26, 2007, August 21, 2007 and November 15, 2007, respectively. These licenses were transferred to the Company when it acquired the Escobal Project fromm Goldcorp and its subsidiaries on June 8, 2010 (the “Transaction”). The Oaasis license covers the entire Escobal vein. In addition, Tahoe has submitted a numbber of applications for reconnaissance and exploration licenses associated with the Escobal Project. The granting of licenses with respect to these applications is still pending.

The first three-year term of the Oasis license expired in March 2010, at which time a renewal application was filed to extend the exploration license for two more years. The renewal application for the Oasis license was approved by the Ministry of Energy and Mines (“MEM”) on April 28, 2010. As part of the renewal process requirement, the Oasis license was reduced in area from 50 km2 to 40 km2. Three new exploration licenses were applied for to fill the 20% gap created by the area reduction. These licenses, Melisa, Cipreses and Puente Quebrado, are still pending and, if graanted, will cover a total area of 10 km2 in the norttheast and south areas of the original Oasis license.

An application to extend the term of the Lucero license for two more years from the expiry date in July 2010 was made in June 2010. The application for renewal, which is pending, provides for a reduction in the area of the license from 52.8 km2 to 40 km2. One new license application was filed (the Valencia license application) to fill the approximate 12.8 km2 gap created by the reductionn in the size of the Lucero license. Similarly, an application was made in October 2010 for the Granada license to fill the gap left by the reduction in area of the Andres license, which is the result of the application to extend the term of the Andres licennse for two more years from the expiry date in December 2010. The renewal of the Andres license is pending.

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Management’s Discussion and for Quarter Ended March Analysis 31, 2011

According to Guatemalan law, a seconnd two-year extension can be applied for in 2012 for all three licenses but after 2014, no more extensions are permitted and an exploitation license application must be made.

In addition, applications for the Soledad reconnaissance license and the El Olivo and Juan Bosco exploration licenses were submitted to MEM by Goldcorp in 2006, 2007 and 2008, respectively. The Company acquired the rights to these concessions at the time of the Transaction. Several new licenses were applied for in 2010. In October 2010 the Company filed with MEM an application for the Cristina exploration license and in November 2010 it also filed an application for the Silencio reconnaissance license.

The project team continues to prepare information, studies and reports required for the Exploitation EIS. The Company expects to submit the EIS to MARN in the second quarter of 2011. Once that is approved, the Commpany will apply to MEM for the Oasis Exploitation License. The Company has based its operations schedule on receiving acquisition of full operating perrmits, including the Oasis exploitation license, by or before May 2012.

Currently, there is an unofficial moratorium on granting new reconnaissance, exploration and exploitation licenses in Guatemala as the Guatemalan government considers changes to the mining law. A final date for the new law and lifting of the moratorium is unknown at this time.

As the Escobal Project is the Company’s primary project, failure to obtain the necessary exploitation license and permits could have a materiial adverse effect on the Company’s business. There can be no assurance as to when or if the necessary exploitation licenses or permits will be granted.

b.	Permits

The Escobal Project is currently in the expploration phase and exploration activities are permitted by both MEM and MARN. MARN transferred the environmental obligations for the Escobal Project from Goldcorp’s subsidiary, Entre Mares de Guatemala, to the Company pursuant to a Resolution dated September 3, 2010. The permits required to continue surface exploration activities are in place.

Development of an underground exploration program, including the construction of two declines to gain access for additional drilling of the mineral resources, is a permitted activity under the terms of the existing exploration license. The Company submitted its Underground Exploration EIS which was approved by MARN on February 15, 2011. After MARN issued the Underground Exploration permit, MEM approved Minera San Rafael’s (“MSR”) work plan and work on the underground decline commenced.

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Management’s Discussion and for Quarter Ended March Analysis 31, 2011

	(3)	Underground Mine Development

The operations group focused on organization, planning and mobilization of underground exploration during the quarter. Permitted activities included preparing for top soil stripping and trenching work at the portals; drilling around the portal sites to develop soil and bedrock profiles; road construction; and finalizing detailed construction plans for the road into the facility.

Detailed project design and Engineering, Procurement and Construction Management (“EPCM”) work is progressing. Procurement for mine development and supplies began in the fourth quarter of 2010 and continued into the first quarter of 2011. By the end of the first quarter, the equipment and supplies necessary to commence construction of the portals and underground development were on site. Equipment procurement for major, long-lead-time process plant components commenced in March. A ball mill was ordered in the first quarter. Purchase orders for compoonents such as the crushing plant, thickeners, concentrate and tailings pressure filters, flotaation cells, transformers, motors and regrind mills are expected to be made in the second quarter. Byy quarter’s end, commitments for major mining and processing equipment tottaled $13.5 million, including $2.6 million in advance payments. These orders can either be cancelled or the equipment can be sold in the secondary market in the event that necessary permits are not acquired.

The total number of employees at MSR at March 31, 2011 was 190. MSR’s Safety Department initiated a comprehensive safety program during the quarter. Nearly 7,000 man hours of site and job specific safety training was conducted including 40 hours of safety training for each prospective employee who may work in the underground development program.

	(4)	Project Timeline

Baseline studies and environmental documentation have been ongoing for nearly three years. The Company expects to submit permit applications for full mine operations in the second quarter of 2011. Excavation of the portals for the underground exploration declines in the East and Central Zones has commenced. The exploration declines will allow for efficient in-fill drilling and for deep drilling in the deposit with minimal surface disturbance. It is expected that the mine can be ready for a construction decision by May 2012, subject to receipt of all necessary permits. Production is projected to start up in late 2013 with commercial production being reached in early 2014.

V.	RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early stage nature of the Escobal Project. The Company is subject to many of the risks common to startup enterprises, including personnel limitations, financial risks, metals prices, permitting, the need to raise capital, resource shortages and lack of revenues. Factors that influence the Company’s ability to succeed are more fully described in the Company’s 2010 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

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Management’s Discussion and for Quarter Ended March Analysis 31, 2011

VI.	SELECTED FINANCIAL INFORMATION

	A.	Basis of Presentation

Tahoe prepares its financial statements in accordance with IFRS and the quarterly results in the table below are based on these financial statements. Tahoe adopted IFRS from its incorporation as it met the key conditions for readiness outlined by the Ontario Securities Commission and the Canadian Securities Administrators. Because Tahoe adopted IFRS at the time of incorporation, there was no conversion from Canadian GAAP standards and therefore, no transitional impact on Tahoe’s accounting practices. Tahoe’s significant accounting policies are outlined within Note 2 of the Notes to the Company’s audited consolidated financial statements for the year ended December 31, 2010. The Company has chosen to expense all exploration and evaluation costs except costs associated with mineral property acquisition of land and surface rights purchases. These accounting policies have been followed consistently throughout the quarter.

	B.	Summary of Quarterly Results

Selected consolidated financial information from continuing operations for the preceding five quarters is as follows (expressed in thousands):

	2011		2010
	Q1	Q4	Q3	Q2	Q1
Revenue	$-	$-	$-	$-	$-
Net income (loss)	$227	$(201)	$(3,386)	$(3,807)	$(616)
Net income (loss) per share - basic	$-	$-	$(0.03)	$(0.15)	$(0.48)
Net income (loss) per share - diluted	$-	$-	$(0.03)	$(0.15)	$(0.48)

C.	Selected Financial Information

Selected consolidated financial information from continuing operations for the three months ended March 31, 2011 and year ended December 31, 2010 follows (expressed in thousands):

	March 31	December
	2011	2010
Revenue	$-	$-
Net Income (Loss)	$227	$(8,010)
Total Assets	$977,034	$958,120
Total Long-Term Financial Liabilities	$549	$269

D.	Results of Operations

Because operations only recently commenced following the acquisition of the Escobal Project and the consummation of the Company’s IPO in June 2010, comparisons to the interim periods in the prior year are not meaningful. The following results of operations provide information on expenses incurred in the three months ended March 31, 2011.

Exploration expense was $1.3 million and consisted primarily of exploration drilling at the Escobal Project designed to upgrade the established Mineral Resource. Exploration programs are described above in detail.

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Management’s Discussion and for Quarter Ended March Analysis 31, 2011

During the quarter, the Company incurred expenses for mine engineering consulting and metallurgical drilling of $3.8 million. Major activities during the quarter included purchase orders completed for major ball mill components, including mill shell, head and gear set. Major equipment proposals relating to crushers, vibrating screens, tailing pressure filters, thickeners and transformers are being evaluated. The modified site general arrangement for plant and facilities areas was completed. The variability flotation tests are expected to continue through June 2011. The San Rafael substation design modifications and cost estimate by the Guatemalan electrical design and construction firm (Geoconsa) is nearing completion. General buuilding arrangements are being prepared so that our Engineering Procurement and Construction Maanagement (“EPCM”) contractor, M3, can subcontract design and construction services to Guatemalan architectural & engineering firms. Activities following release of the Exelergy electric load study are underway; AMM (Large User Administration Office), responsible for reviewing electrical service change requests in Guatemala, is expected to respond to the load study in April.

The Company has compensated directors and employees in the form of stock options, deferred share awards and restricted share awards on various vesting terms. The Company expenses the fair value related to these issuances over the vesting period. An expense of $3.2 million was recognized during the first quarter of 2011.

Corporate Administration expense was $2.2 million, including wages and salaries, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services and rental and other general and administrative expenses.

Interest income earned by the Company on its cash balances for the first quarter of 2011 was $1.0 million.

Foreign Exchange gain recorded by the Company during the first quarter of 2011 was $9.8 million. The foreign exchange gains resulted from the appreciation of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash, cash equivalents, and term deposit balances.

E.	Liquidity and Capital Resources

The Company’s cash, cash equivalents, and term deposits as at December 31, 2010 and March 31, 2011 were $436.5 and $447.7 million, respectively. To date, the capital requirements of the Company have been met by equity proceeds. Management believes that the Company has sufficient working capital to meet its administrative overhead for the ensuing period before operating activities commence, and to fund the planned exploration programs and build the Escobal mine. During the current quarter, the Company continued to advance its environmental and permitting work and exploration programs. The Company does not have any long-term debt.

The Company ended the first quarter of 2011 with worrking capital of $442 million as compared to $433.9 million as at December 31, 2010. Working capital items other than cash, cash equivalents, and term deposits consisted of accounts payable and accrued liabilities of $2.8 million on December 31, 2010 and $5.9 million on Marrch 31, 2011.

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Management’s Discussion and for Quarter Ended March Analysis 31, 2011

F.	Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash, cash equivalents, and term deposits. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with a major Canadian bank that maintains high- credit quality. A minimal amount of cash is held by banks in the United States, Swwitzerland, and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments. The Company also contracts for goods and services mainly in United States currency.

Cash and cash equivalents consist of cash and term deeposits that are redeemable on demand prior to maturity. At March 31, 2011, thee Company’s cash, cash equivalent holdings, and term deposits are CAD$322 million and US$125 million, respectively. A 1% appreciation or depreciation in the CAD$ against the US$ from the closing rate at March 31, 2011 would result in a foreign exchange gain/loss to the Company of approximately $3.2 million.

G.	Share Capital and Financings

As at March 31, 2011, the Company had 143,007,422 issued and outstanding common shares. The Company has issued shares during the quarter as follows:

Date	Description	No. of Shares
Balance as at December 31, 2010		140,874,637
January 2011	Underwriter warrants exercised at CAD$6.00 per share	475,210
February 2011	Underwriter warrants exercised at CAD$6.00 per share	201,340
March 2011	Underwriter warrants exercised at CAD$6.00 per share	1,456,235
	Balance Outstanding	143,007,422

On March 3, 2011, the company granted stock options to executives and employees for the acquisition of up to 345,000 common shares exercisable at the price of CAD$17.56 per share on or before March 3, 2016. The options vest in three equal tranches beginning on the first anniversary of the grant date.

Additionally, on March 3, 2011, the companyy granted 156,000 DSAs to executives and employees. The shares vest in three equal tranches beginning on the first anniversary of the grant date.

H.	Asset Valuation

There have been no events or changes in circumstances that would indicate an impairment of the Escobal Project as at March 31, 2011.

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Management’s Discussion and for Quarter Ended March Analysis 31, 2011

I.	Commitments, Contingencies and Off Balance Sheet Arrangements

The Company has entered into lease agreements for the rental of officee facilities that require minimum payments in the aggregate as follows (expressed in thousands):

Fiscal 2011	$207
Fiscal 2012	189
Fiscal 2013	191
Fiscal 2014	197
Fiscal 2015	100
Total lease commitments	$884

As at March 31, 2011, the Company has signed purchase orders to purchase equipment as follows:

Ball mill parts	$1,598
Underground equipment	5,752
Surface equipment	3,075
Materials & supplies	397
$10,822

The Company currently has no other off-balance sheet arrangements.

J.	Reclamation

The Company has an obligation to reclaim its properties. As at March 31, 2011, the Company had not recorded any reclamation liability as the drill-pads and drill-roads are concurrently reclaimed as part of the drilling process as soon as drilling is finished.

K.	Outstanding Share Data

As at March 31, 2011, the Company had the following common shares, stock options, and warrants outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal Project acquisition and related activities	112,050,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	2,897,425
Stock options (vested and unvested)	2,892,500
Deferred share awards	1,462,000
Underwriter warrants	614,075
Fully Diluted shares outstanding	147,975,997

As at the date of this MD&A, the Company’s fully-diluted shares outstanding were 147,975,997.

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Management’s Discussion and for Quarter Ended March Analysis 31, 2011

	L.	Critical Accounting Estimates

Critical accounting estimates used in the preparration of the financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments. Critical accounting estimates that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011 are estimates of non-cash compensation expenses which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s contrrol. Actual results could differ from those estimates. (See paragraph below.)

The factors affecting share-based expenses include estimates of when stock options might be exercised and stock price volatility. The timing of the exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has no internal historical data available to determine volatility in accordance with Black-Scholes modeling so it has included data of companies with similar assets. However, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

	M.	Related Party Transactions

During the period, related party transactions consisted only of payments made to key management personnel for their services to the Company. The amounts paid were in the form of short term employee benefits and share based compensation.

	N.	Adoption of New Accounting Standards

A number of new IFRS standards and amendments to standards and interpretations have been issued but are not yet effective. Adoption and interpretations of these new standards are not expected to have a significant impact on the unaudited consolidated financial statements of the Company.

VII.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

	A.	Management’s Report on Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Tahoe’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at March 31, 2011, the Company’s disclosure controls and procedures were effective in providing reasonnable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms.

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Management’s Discussion and for Quarter Ended March Analysis 31, 2011

B.	Management’s Report on Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Tahoe’s internal controls include policies and procedures that (1) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance of compliance with regulatory matters and to safeguard reliability of the financial reportingg and its disclosures. Having assessed the effectiveness of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that: (1) the internal controls over financial reporting are effective and provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; and (2) that no material failings in the reporting were discovered in the three months ended March 31, 2011.

C.	Changes in Internal Controls

There were no material changes to the Company’s internal controls over financial reporting during the three months ended March 31, 2011 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and proceedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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Management’s Discussion and for Quarter Ended March Analysis 31, 2011

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX under trading under the symbol “THO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (“SEDAR”) website at www.sedar.com and on the Company’s website at www.tahoeresourcesinc.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this MD&A may include, but is not limited to: information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal Project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal Project (including the purchase of additional land) and to expand its resource base; statements relating to feasibility level metallurgical test work being done in connection with a feasibility study and economic assessment; statements relating to changes in Guatemalan mining regulations; costs and timing of development of the Escobal Project; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the cos sts and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations re eflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions s which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal Project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, the risk that an exploitation license and environmental permits for development of the Escobal Project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative ope erating cash h flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2010 Annual Information Form available on www.sedar.com under the heading “Des scription of Our Business – Risk Factors”.

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Management’s Discussion and for Quarter Ended March Analysis 31, 2011

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of inf formation concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also underrstand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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